October 22, 2007

Mail Stop 6010

Michael P. Whitman
Chief Executive Officer
Power Medical Interventions, Inc.
2021 Cabot Boulevard
Langhorne, PA 19047

> **Re: Power Medical Interventions, Inc.**
> **Amendment to Form S-1**
> **Filed October 9, 2007**
> **File No. 333-142926**

Dear Mr. Whitman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Consolidated Financial Information, page 8

Capitalization, page 34

Dilution, page 36

1. We note that your offering price range is $12 - $14. On page F-21 you disclose that the preferred shares will automatically convert to common shares upon an IPO of not less than $40 million at a price to the public of at least $13.28 per share. As such, please tell us why the current presentation of the pro forma effects of the conversion of the preferred shares in your summary consolidated financial information, capitalization information, and dilution information is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies and Estimates, page 45

2.   We note that your offering price range is $12 - $14, whereas the fair value per share as of April 1, 2007 was only $7.68. As previously requested in comment 5 from our August 21, 2007 letter to you, please disclose each significant factor contributing to the difference in fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.

Business, page 56

Domestic Regulation of Our Products and Business, page 71

3.   We note your disclosure that you have modified your devices after such devices received FDA clearance and that you determined that "some" modifications did not require new 510(k) clearances. Disclose whether you determined that any modifications did require new 510(k) clearances and, if so, when you intend to seek such clearances.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Robert W. Sweet, Jr., Foley Hoag LLP